UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road, Qingpu District
Shanghai, 201708
People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This current report on Form 6-K is being filed in connection with (i) the appointment of Mr. Hongqun Hu as a director of ZTO Express (Cayman) Inc. (the “Company” or “ZTO”) and (ii) the resignation of Mr. Jianfa Lai from his positions as director and vice president of operations of the Company.

ZTO’s board of directors approved the appointment of Mr. Hongqun Hu as a director of the Company on May 27, 2022 with immediate effect. Mr. Hu has served as the chief operating officer of the Company since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining ZTO, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to May 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

Mr. Jianfa Lai tendered resignation to the board of directors of the Company seeking to resign, for personal reasons, from his positions with the Company. The board of directors accepted his resignation on May 27, 2022 with immediate effect. Mr. Lai confirmed to the board of directors that his resignation does not involve any disagreement with the Company with regard to its business, finance, accounting, or any other affairs. Mr. Meisong Lai, chairman of the board and chief executive officer of the Company, will assume Jianfa Lai’s responsibilities as vice president of operations in the interim.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: May 27, 2022